NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

February 10, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jordan Nimitz
Margaret Schwartz

RE:	ProSomnus, Inc.
Registration Statement on Form S-1
Filed January 9, 2023
File No. 333-269156

Ladies and Gentlemen:

On behalf of ProSomnus, Inc. (the “Company”), we are hereby responding to the letter dated January 24, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on January 9, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Form S-1 filed January 9, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that each of the selling security holders paid for such securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the prospectus cover page and page 40 of the Amended Registration Statement as requested.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying Common Stock. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the prospectus and pages 10, 37, 45, and 60 of the Amended Registration Statement as requested.

3.	We note the significant number of redemptions of your Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the prospectus and on pages 40 and 60 of the Amended Registration Statement as requested.

Risk Factors, page 17

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 40 of the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

ProSomnus

Proposed Business Combination Transaction, page 58

5.	We note your disclosure of the “Proposed Business Combination Transaction” of Lakeshore and ProSomnus. We also note your reference to a section titled “Selected Historical Combined Financial Information of ProSomnus.” Please update this section to reflect the current state of your business’s operations and financial position, as your proposed business combination has been successfully completed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on page 58 of the Amended Registration Statement as requested.

Overview, page 60

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. We also note that you will likely need to raise additional capital through the sale of equity or borrowings. Please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 67 of the Amended Registration Statement as requested.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that HealthpointCapital Partners II, LP, a beneficial owner of 41.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the prospectus and page 60 of the Amended Registration Statement as requested. The Company also respectfully advises the Staff that although the HealthpointCapital Partners II, LP shares are being registered for resale, such shares (other than the PIPE Shares held by HealthpointCapital Partners II, LP) are also subject to lockup restrictions for six months following the closing of the business combination.

Liquidity and Capital Resources, page 65

8.	We note your disclosure on pages 66 and 67 of multiple contractual obligations that are conditioned “upon completion of a successful business combination” or “upon completion of a successful transaction.” Please update your disclosure of all of these obligations now that the business combination has been completed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 66 and 67 of the Amended Registration Statement as requested.

General

9.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the prospectus cover page and page 40 of the Amended Registration Statement as requested.

10.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•                On page 36, you state that “Following the consummation of the Business Combination, we intend to file and maintain an effective registration statement under the Securities Act covering such securities. The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our securities post-Business Combination.” This statement should be updated given that this prospectus is facilitating registration of those sales.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on pages 36 and 37 of the Amended Registration Statement, as reuqested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Peter Strand at (202) 689-2983.

Very truly yours,

/s/ Peter Strand

Peter Strand

cc: Len Liptak, Chief Executive Officer, ProSomnus, Inc.